 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2019
Commission File No. 001-38145
AURYN RESOURCES INC.
(Translation of registrant's name into English)
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  [ ] Form 40-F  [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

 SUBMITTED HEREWITH

Exhibits

99.1	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018

99.2	Management’s Discussion & Analysis for the nine months ended September 30, 2019

99.3	CEO certification of interim filings

99.4	CFO certification of interim filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: November 13, 2019

/s/ Stacy Rowa
________________________________
Stacy Rowa
Chief Financial Officer